August 17, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (801) 220-0625</u>

Robert N. Wilkinson
WWA Group, Inc.
60 East South Temple
Suite 1270
Salt Lake City, UT 84111

Re: **WWA Group, Inc.**
        Form 10-KSB for the year ended December 31, 2004
        Filed April 15, 2005
        Form 10-KSB for the Year Ended December 31, 2005
        Filed March 3, 2006
        Response Letters Dated December 30, 2005, April 19, 2006 and July 12, 2006
        File No. 0-26927

Dear Mr. Wilkinson:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Daniel Gordon
                                Accounting Branch Chief